LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

02042970

July 29, 2002

02 JUL 31 AM 9:53

SUPPL

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA
20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Second Quarter Results with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/las

Enclosures

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 7/31

file no. 82-4918



loblaw companies limited
second quarter report to shareholders
24 weeks ended june 15, 2002

food and beyond

Report to Shareholders

Second quarter 2002 basic net earnings per share increased 32% to 54 cents from last year's 41 cents. Adjusting for the discontinuance of goodwill charges, basic net earnings per share increased by 9 cents or 20%. Trailing year basic net earnings per share, excluding goodwill charges, improved to $2.37 versus the $2.00 earned during the comparable period at the end of the second quarter of 2001.

Sales for the second quarter increased 6.5% over last year to $5.3 billion. For the first half of the year, sales of $10.3 billion were 7.6% ahead of last year. Good sales growth continued to be experienced in all banners across the country while absorbing the effects of a two week strike in our Saskatchewan superstore business, unseasonable weather in Ontario and Quebec as well as our intensified lower pricing activity in Quebec. Same-store sales for the quarter increased 4.1% and 4.8% year-to-date. Food price inflation remained low for the first half of the year with declines in the second quarter.

During the second quarter, 16 new corporate and franchised stores were opened (2001 – 15 stores), increasing net retail square footage by over 1%. For the first two quarters of 2002, a total of 30 new corporate and franchised stores were opened (2001 – 21 stores), resulting in a cumulative increase in net retail square footage of about 3%.

Operating income (earnings before interest, income taxes and goodwill charges) for the quarter increased $35 million or 14.6% to $274 million with growth across the country. Operating margin (operating income divided by sales) for the quarter improved to 5.2% from 4.8% in 2001, while trading margin (operating income before depreciation divided by sales) improved to 6.7% from 6.2% in 2001. Half year operating income increased $65 million or 14.7% with an operating margin of 5.0% as compared to 4.6% in the first half of 2001. Operating margins continue to improve from better overall sales mix management and a continued focus on cost control and operating efficiencies leveraging on an increasing sales base.

Interest expense for the quarter increased 11% to $39 million reflecting an increase in average net borrowing levels partially offset by a decline in average net borrowing rates. Interest coverage (operating income divided by interest expense) improved to 7.0 times for the quarter compared to 6.8 times for the comparable period in 2001. The effective income tax rate decreased to 36.8% year-to-date in 2002 in line with declining Canadian federal and provincial income tax rates and the tax impact of fair valuing the equity forward contracts.

The Company continues to maintain a strong financial position and cash generating capability. The .79:1 debt to equity ratio at the end of the second quarter of 2002 was comparable to the same period in 2001. The cyclical working capital investment in inventory, net of accounts payable, typically results in an increase in the debt to equity ratio during the first half of the year as compared to year end.

During the second quarter, the Company securitized $74 million of credit card receivables, yielding a minimal gain, using the same assumptions disclosed in the Company's 2001 Annual Report.

Capital investment of $178 million during the quarter and $353 million for the first half of the year reflects the Company's continuing commitment to maintain and renew its asset base and invest for growth across Canada. The estimated capital investment for 2002 remains at approximately $1.1 billion.

Operating cash flow for the quarter improved to $405 million from $335 million in 2001, as a result of higher earnings and an improvement in non-cash working capital. Cash flow from operations is expected to fund the majority of the anticipated capital investment program. During the second quarter of 2002, the Company redeemed its $61 million Series 8, 10% Debentures, and in the first quarter of 2002 issued $200 million of 6.85% Medium Term Notes due 2032.

In the first quarter of 2002 the Company implemented two new Canadian accounting standards - Section 3870 "Stock-based Compensation and Other Stock-based Payments" and Section 3062 "Goodwill and Other Intangible Assets" (see note 1 of the unaudited interim period consolidated financial statements). The cumulative effect of implementing Section 3870 was a decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts. Included in the 2002 consolidated operating income was a net charge of $9 million, $31 million net of the $22 million fair value impact of the equity forward contracts, reflecting the year-to-date cost of the Company's stock options outstanding.

Outlook

Sales and earnings growth are expected to continue to be strong throughout the remainder of the year supported by a solid balance sheet, good cash flow and the continuation of the capital investment program.

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada July 24, 2002

Consolidated Statements of Earnings

24 weeks ended June 15, 2002 (unaudited)

($ millions)	12 Weeks 2002	12 Weeks 2001	24 Weeks 2002	24 Weeks [illegible]
SALES	$ 5,308	$ 4,985	$ 10,259	$ 9,530
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	4,954	4,676	9,592	8,947
Depreciation	80	70	159	140
	5,034	4,746	9,751	9,087
OPERATING INCOME	274	239	508	443
Interest Expense (Income)				
Short term	(10)	(13)	(24)	(23)
Long term	49	48	97	96
	39	35	73	73
EARNINGS BEFORE INCOME TAXES	235	204	435	370
Income Taxes	86	79	160	142
EARNINGS BEFORE GOODWILL CHARGES	149	125	275	228
Goodwill Charges, net of tax (note 1)		10		20
NET EARNINGS FOR THE PERIOD	$ 149	$ 115	$ 275	$ 208
PER COMMON SHARE ($)				
Basic net earnings	$ .54	$ .41	$ 1.00	$ .75
Diluted net earnings	$ .53	$ .41	$ .99	$ .75
Basic net earnings before goodwill charges	$ .54	$ .45	$ 1.00	$ .83
Diluted net earnings before goodwill charges	$ .53	$ .45	$ .99	$ .83
Market value – period end	$ 58.60	$ 51.35	$ 58.60	$ 51.35
Weighted average common shares outstanding (in millions)	276.3	276.2	276.3	276.2
Actual common shares outstanding (in millions)	276.3	276.3	276.3	276.3

Consolidated Statements of Retained Earnings

24 weeks ended June 15, 2002 (unaudited)

($ millions)	24 Weeks 2002	24 Weeks 2001
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,375	$ 1,930
Impact of implementing new accounting standard (note 1)	(25)	
Net earnings for the period	275	208
Net stock option plan cash payments (2001 – net of tax of $5)		(6)
Dividends declared per common share – 24¢ (2001 – 20¢)	(66)	(55)
RETAINED EARNINGS, END OF PERIOD	$ 2,559	$ 2,077

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at June 15, 2002 (unaudited)	As at December 29, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 786	$ 575
Short term investments	349	426
Accounts receivable	529	472
Inventories	1,511	1,512
Current future income taxes	71	73
Prepaid expenses and other assets	46	28
	3,292	3,086
Fixed Assets	5,111	4,931
Goodwill (note 1)	1,599	1,599
Franchise Investments and Other Receivables	277	285
Future Income Taxes	25	26
Other Assets	69	81
	$ 10,373	$ 10,008
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 95
Commercial paper	$ 542	191
Accounts payable and accrued liabilities	2,040	2,291
Current income taxes	86	138
Long term debt due within one year	116	81
	2,784	2,796
Long Term Debt	3,428	3,333
Future Income Taxes	46	49
Other Liabilities	362	261
	6,620	6,439
SHAREHOLDERS' EQUITY		
Common Share Capital	1,194	1,194
Retained Earnings	2,559	2,375
	3,753	3,569
	$ 10,373	$ 10,008

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

24 weeks ended June 15, 2002 (unaudited)	12 Weeks		24 Weeks	
($ millions)	2002	2001	2002	2001
OPERATIONS				
Net earnings	$ 149	$ 115	$ 275	$ 208
Depreciation and amortization	80	80	159	160
Future income taxes	5	10	9	13
Other	7	1	17	3
	241	206	460	384
Changes in non-cash working capital	164	129	(306)	(451)
Cash Flows from (used in) Operating Activities before the following:	405	335	154	(67)
Acquisition restructuring and other charges, including income tax recoveries	(18)	(24)	(33)	(43)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	387	311	121	(110)
INVESTMENT				
Fixed asset purchases	(178)	(214)	(353)	(375)
Short term investments	171	55	77	(2)
Proceeds from fixed asset sales	5	20	12	28
Changes in franchise investments, other receivables and credit card receivables	(19)	(19)	(4)	(20)
Changes in other items	6	1	20	2
CASH FLOWS USED IN INVESTING ACTIVITIES	(15)	(157)	(248)	(367)
FINANCING				
Commercial paper	(136)	(474)	351	90
Long term debt – Issued		690	200	1,040
– Retired	(62)	(51)	(66)	(151)
Common share capital – Retired				(1)
Dividends	(33)	(27)	(61)	(55)
Other	(2)	20	9	14
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(233)	158	433	937
Change in Cash	139	312	306	460
Cash, Beginning of Period	647	631	480	483
CASH, END OF PERIOD	$ 786	$ 943	$ 786	$ 943
CASH POSITION				
Cash	$ 786	$ 943	$ 786	$ 943
Short term investments	349	366	349	366
Commercial paper	(542)	(517)	(542)	(517)
Cash position	$ 593	$ 792	$ 593	$ 792
OTHER CASH FLOW INFORMATION				
Net interest paid	$ 77	$ 53	$ 96	$ 92
Net income taxes paid	$ 65	$ 54	$ 194	$ 160

Cash is defined as cash and cash equivalents net of bank indebtedness.
See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the period ended December 29, 2001, except for the changes described below. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

STOCK-BASED COMPENSATION PLAN Effective December 30, 2001, the Company implemented the new standard issued by the Canadian Institute of Chartered Accountants ("the CICA") on stock-based compensation and other stock-based payments. The standard was implemented retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts.

The Company accounts for its stock option grants, that allow for settlement in cash at the option of the holder, in accordance with the intrinsic value method. Consideration paid by employees on the exercise of a stock option is credited to common share capital. Included in consolidated operating income was a compensation cost relating to the stock option plan of $9 million year-to-date, $31 million net of the $22 million fair value impact of the equity forward contracts. At the end of the second quarter of 2002, 4,277,647 stock options were outstanding and no new stock options were granted during the quarter. During the first half of 2002, the Company paid the share appreciation value of $10 million, net of tax of $7 million, on 534,557 stock options.

GOODWILL Effective December 30, 2001, the Company prospectively implemented the new standard issued by the CICA on goodwill and other intangible assets. Under the new standard, goodwill is no longer amortized but instead requires that the book value of goodwill be tested annually for impairment. In addition, the amortization of intangible assets is no longer required unless the intangible asset has a limited life, in which case it will be amortized over its estimated useful life. Intangible assets not subject to amortization also require an annual test for impairment. Any permanent impairment in the book value of goodwill or intangible assets will be written off against earnings.

A review of the business combinations completed by the Company prior to July 1, 2001 was performed with no change required to the book value of goodwill and no previously unrecognized intangible assets were recorded. The Company also performed the annual impairment test for goodwill and determined that there was no impairment to the book value of goodwill.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, taking managed operating risks from a strong balance sheet position.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE

22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.


5181 2500 9900 0012
5181
VALID FIRST DAY OF
TO LAST DAY OF
01/01-03/03
TM
MasterCard
Card issued by President's Choice Bank


www.loblaw.com

file no. 82-4918

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt
For the 52 weeks ended June 15, 2002

($ millions)

02 JUL 31 AM 9:05

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	209
Consolidated interest on long term debt	209
CONSOLIDATED EARNINGS	
Operating income	1,201
Other interest income	51
Earnings before long term debt interest and taxes	1,252
Consolidated earnings for calculation	1,252
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	5.990